UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 19, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release ANGLOGOLD ASHANTI ANNOUNCES THE DISPOSAL OF ITS
KOPANANG MINE, THE WEST GOLD PLANT AND RELATED INFRASTRUCTURE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485
–
JSE share code: ANG
CUSIP: 035128206
–
NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

19 October 2017
NEWS RELEASE

ANGLOGOLD ASHANTI ANNOUNCES THE DISPOSAL OF ITS KOPANANG MINE, THE WEST GOLD PLANT
AND RELATED INFRASTRUCTURE
AngloGold Ashanti informed shareholders in a press release on 28 June 2017 that it had entered into a consultation process with employees in terms of section 189A of the Labour Relations Act (the “Labour
Process”) to restructure its South African operations with the aim of ensuring that this business could be safely returned to profitability whilst mitigating job losses. This restructuring process included the Kopanang
Mine ceasing mining operations and transitioning to care and maintenance.

Following this announcement, AngloGold Ashanti received a number of unsolicited approaches from interested parties seeking to acquire the Kopanang Mine, the West Gold Plant and related infrastructure (the
“Sale Assets”). The Sale Assets exclude the Kopanang gold plant and the Kopanang rock dump which will be retained by AngloGold Ashanti. The Company subsequently embarked on a process to assess the potential disposal of the Sale Assets. In a press release dated 15 September 2017, shareholders were advised that
AngloGold Ashanti had signed a memorandum of understanding with a selected party regarding the potential sale of the Kopanang Mine.

AngloGold Ashanti is pleased to announce that it has entered into an agreement to dispose of the Sale Assets to Heaven-Sent SA Sunshine Investment Company Limited (“HSC”), a Chinese capital management company headquartered in Hong Kong (the “Transaction”). The Sale Assets will be acquired and operated by a South
African subsidiary of HSC (the “Purchaser”). HSC currently holds a 74% interest in Village Main Reef Limited
(“VMR”) which owns and operates the Tau Lekoa Gold Mine in the Vaal River region.

The Transaction will become effective once all the conditions precedent have been fulfilled or, to the extent possible, waived (the “Closing Date”). The purchase consideration will be settled on the Closing Date by a payment of R100 million in cash and the transfer of certain gold bearing rock dumps from VMR to AngloGold
Ashanti. The rock dumps will complement AngloGold Ashanti’s existing surface rock dump reclamation operations in the Vaal River region which are treated through the Kopanang gold plant. In addition, the
Company will transfer to the Purchaser all environmental obligations arising on, before or after the Closing
Date that relate to the Sale Assets.

As highlighted in AngloGold Ashanti’s press release of 15 September 2017, should the Transaction be successfully concluded, this will have a positive impact on the restructuring its South African operations as the Kopanang Mine would not be placed on care and maintenance but would continue to operate under the ownership of the Purchaser albeit with a reduced workforce. Moreover, AngloGold Ashanti has nevertheless agreed to pay severance packages to all employees employed at the Sale Assets on the Closing Date.

As part of the Transaction, the Purchaser will implement a Black Economic Empowerment (“BEE”) transaction to incorporate the ownership of historically disadvantaged South Africans, including entrepreneurs, the community and employees of the Sale Assets in its ownership structure.

The Transaction is subject to a number of conditions precedent including the following:
·   By no later than 18 November 2017, AngloGold Ashanti, the Purchaser and the relevant unions representing the employees of the Sale Assets entering into a Collective Employee Agreement in terms of which the parties thereto will, inter alia, agree on the list of employees that will transfer to the
     Purchaser on the Closing Date and a list of employees that will be retrenched as part of the Labour
     Process;
·   By no later than 18 November 2017, the Purchaser entering into agreements relating to its proposed
     BEE transaction;
·   All necessary consents being obtained from the Department of Mineral Resources of South Africa, including section 11 and section 102 approvals under the Mineral and Petroleum Resources
     Development Act for the transfer of the mining right related to the Kopanang Mine; and
·   Securing the approval of the South African Competition Authorities.

All conditions precedent must be fulfilled or, to the extent possible, waived by no later than 28 February 2018
(the “Long Stop Date”). The Long Stop Date can be extended by the mutual consent of both AngloGold
Ashanti and the Purchaser. As a result of having entered into this agreement, the Labour Process in respect of the Sale Assets has been suspended and AngloGold Ashanti will continue to operate the Sale Assets until the Closing Date.

This Transaction is not a categorised transaction in terms of the JSE Limited Listings Requirements and this announcement is made on a voluntary basis.

19 October 2017

Johannesburg

Financial adviser to AngloGold Ashanti
Rand Merchant Bank, a division of FirstRand Bank Limited

Legal adviser to AngloGold Ashanti
Edward Nathan Sonnenbergs Incorporated

Sponsor to AngloGold Ashanti
Deutsche Securities (SA) Proprietary Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2016, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements.
Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS.
In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited

Date: October 19, 2017
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance